FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2002

____________________________________________________________________ STOCKSCAPE.COM TECHNOLOGIES INC. (Translation of registrant's name into English)

#407 325 Howe Street, Vancouver, British Columbia, V6C 1Z7 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F. _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

Stockscape Technologies Inc.

News Release

January 22, 2002 OTCBB Trading Symbol: STKSF

Vancouver B.C.  Stockscape Technologies Inc. ("the Company") is pleased to announce that, subject to regulatory approval, the Company will be participating in a private placement in Vista Gold Corp ("Vista") of Denver, Colorado. The Company will be subscribing for 20 million units at a price of US $ 0.0513 per unit, each unit consisting of one share and one share purchase warrant exercisable at a price of US $ 0.075 per share. The investment will represent 18.1% of the then outstanding shares of Vista. On completion of the subscription, A. Murray Sinclair, a director of the Company, will be joining the Board of Vista.

The private placement will form part of a total financing of US $ 3.5 million, comprising a combination of units (shares and warrants) and convertible debentures now being arranged by Vista. An amount of US $814,087 will be allocated from the proceeds by Vista to settle the outstanding lawsuit with United States Fidelity and Guarantee Company (USF & G) in which both Vista and the Company and their respective subsidiaries are named defendants.

"We are pleased to have reached an amicable settlement with both Vista and USF & G on this complex issue, particularly on a basis which renews a close working relationship with Vista, whom we have always regarded as a superior junior gold miner," stated Andrew Milligan, President and CEO of the Company. "As a result of the private placement, Vista will now be able to proceed with its efforts to embark on a new strategic plan to increase its leverage to the gold market". Vista owns the Hycroft mine in Nevada and the Amayapampa project in Bolivia and plans to use the proceeds of the debenture financing to evaluate, acquire and enhance mining properties with gold reserves and hold them in anticipation of higher gold prices.

After completion of the transaction, the Company's assets will be largely comprised of 2,150,000 shares of Great Basin Gold Ltd. and the 20 million units of Vista, together with cash of approximately C$1 million. These investments will provide a strong base for the Company to establish itself in the merchant banking field as the anticipated resurgence of the gold mining industry develops. As previously announced, the Company intends to seek shareholder approval to change its name to one compatible with the new business direction.

ON BEHALF OF THE BOARD OF DIRECTORS

( Signed ) "Andrew Milligan"

Andrew Milligan, President and CEO
Stockscape Technologies Inc.

This letter contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, and there are many factors that could cause actual results to differ materially from those projected in such statements. Reference should be made to the Company's Form 20F and other S.E.C. filings for a discussion of risk factors relating to the Company's business.

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Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STOCKSCAPE.COM TECHNOLOGIES INC.

(signed) "Andrew F.B. Milligan"

_________________________________

President and Chief Executive Officer

Director

DATED: January 29, 2002